UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
814-00149	December 31, 2004

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
WV	WI	WY	Puerto Rico
Other (specify):

3.	Exact name of investment company as specified in registration statement:

American Capital Strategies, Ltd.

4.	Address of principal executive office (number, street, city, state, zip code):

2 Bethesda Metro Center

14th Floor

Bethesda, MD 20814

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of American Capital Strategies, Ltd. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2004, and from November 15, 2004 through December 31, 2004.

Based on this evaluation, we assert that the Company was in material compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, and from November 15, 2004 through December 31, 2004, with respect to securities reflected in the investment account of the Company.

American Capital Strategies, Ltd.

By:	/s/ John R. Erickson
John R. Erickson Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

American Capital Strategies, Ltd.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that American Capital Strategies, Ltd. (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of December 31, 2004. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from November 15, 2004, through December 31, 2004:

•	Count and inspection of all securities located in the vault of Riggs & Co in Riverdale, Maryland and Wells Fargo, MN N.A. in Minneapolis, Minnesota;

•	Confirmation of all securities held by Bank of New York in New York, NY;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

•	Reconciliation of all such securities to the books and records of the Company and the Custodian; and

•	Agreement of 11 security purchases and 13 security sales or maturities from November 15, 2004 to December 31, 2004 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2004, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

McLean, Virginia

March 11, 2005